UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 18, 2015 (August 18, 2015)

TARGACEPT, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51173	56-2020050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 North Main Street, Suite 1510 Winston-Salem, North Carolina	27101
(Address of principal executive offices)	(Zip Code)

(336) 480–2100

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item. 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)

At the annual meeting of the stockholders of Targacept, Inc. (the “Company”) held on August 18, 2015 (the “Annual Meeting”), the stockholders of the Company approved the Targacept, Inc. 2015 Stock Incentive Plan (the “2015 Plan”). The 2015 Plan had previously been approved by the Company’s Board of Directors (the “Board”) and the Compensation Committee of the Board, subject to stockholder approval.

The 2015 Plan replaces the Company’s current long-term equity incentive plan, the Targacept, Inc. 2006 Stock Incentive Plan (the “2006 Plan”), first approved and adopted by the Company in 2006 and amended and restated as of March 9, 2011 and further amended on December 7, 2012, March 13, 2013 and April 10, 2013. No further grants will be made under the 2006 Plan. The 2015 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted awards in the form of restricted stock awards and restricted stock units, performance awards in the form of performance shares and performance units, phantom stock awards and other stock-based awards to selected employees, directors and independent contractors of the Company and its affiliates.

The 2015 Plan authorizes the issuance of up to (i) the lesser of (A) 5,000,000 or (B) such number of shares that remain available under the 2006 Plan for the grant of awards as of the effective date of the 2015 Plan, plus (ii) any shares subject to an award granted under a prior plan, which award is forfeited, cancelled, terminated, expires or lapses for any reason. The 2015 Plan imposes limitations on the amount of participant awards and contains other compensation and governance best practices, including minimum vesting provisions, a prohibition on discounted stock options or stock appreciation rights or repricing without stockholder approval and a double trigger change in control provision for employee awards.

The foregoing summary description of the 2015 Plan is qualified in its entirety by reference to the actual terms of the 2015 Plan, which is included as Annex F to the Company’s proxy statement/prospectus/information statement filed with the Securities and Exchange Commission on July 28, 2015 (the “Proxy”), and is incorporated herein by reference as Exhibit 10.1. For additional information regarding the 2015 Plan, please refer to “Proposal 4 - Approval of 2015 Stock Incentive Plan” on pages 184-195 of the Proxy.

Item 5.07	Submission of Matters to a Vote of Security Holders.

At the Annual Meeting, the stockholders of the Company voted as set forth below on the following proposals, each of which is described in detail in the Proxy. The stockholders had also been solicited to vote to approve an adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there were insufficient votes at the time of the Annual Meeting to approve the Merger Agreement, but such adjournment was unnecessary.

At the Annual Meeting, 31,328,555 shares of common stock, or approximately 91.3% of the outstanding common stock entitled to vote were represented by proxy or in person.

The final voting results for each matter submitted to a vote of the Company’s stockholders are as follows:

Proposal 1. Approval of the Merger Agreement with Catalyst Biosciences, Inc.

To approve the Agreement and Plan of Merger dated as of March 5, 2015, as amended on May 6 and May 13, 2015 (the “Merger Agreement”), by and among the Company, Talos Merger Sub, Inc. and Catalyst Biosciences, Inc. (“Catalyst”), and the issuance of shares of the Company’s common stock to Catalyst stockholders and the issuance of redeemable convertible notes of the Company to the Company’s stockholders by virtue of the merger contemplated by the Merger Agreement.

For	Against	Abstain	Broker Non-Votes
26,528,685	52,723	624,552	4,122,595

Proposal 2. Approval of Reverse Stock Split.

To authorize an amendment to the Company’s restated certificate of incorporation to effect a reverse stock split of the Company’s issued and outstanding shares of common stock, pursuant to which seven (7) shares of outstanding Company common stock will be combined and reclassified into one (1) share of Company common stock.

For	Against	Abstain	Broker Non-Votes
22,793,304	3,772,104	640,552	4,122,595

Proposal 3. Approval of Name Change to Catalyst Biosciences, Inc.

To approve an amendment to the Company’s restated certificate of incorporation to change the name from “Targacept, Inc.” to “Catalyst Biosciences, Inc.”

For	Against	Abstain	Broker Non-Votes
26,529,644	50,989	625,327	4,122,595

Proposal 4. Approval of the Company’s Incentive Plan.

To approve the Company’s 2015 Stock Incentive Plan.

For	Against	Abstain	Broker Non-Votes
25,230,469	1,324,039	651,452	4,122,595

Proposal 5. Election of Class III Director.

To elect Errol B. De Souza, Ph.D. as a Class III director for a term to expire at the 2018 annual meeting of stockholders; provided, however, that, if the merger is completed, the board of directors will be reconstituted as provided in the Merger Agreement.

For	Against	Abstain	Broker Non-Votes
25,603,429	973,329	629,202	4,122,595

Proposal 6. Approval of Executive Compensation.

To hold an advisory vote to approve the compensation of the Company’s named executive officers as disclosed in the definitive proxy statement, pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

For	Against	Abstain	Broker Non-Votes
24,947,081	951,826	1,307,053	4,122,595

Proposal 7. Approval of Golden Parachute Compensation.

To approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to the Company’s named executive officers as disclosed in the definitive proxy statement.

For	Against	Abstain	Broker Non-Votes
25,232,074	1,347,524	626,362	4,122,595

Proposal 8. Ratification of Appointment of Accounting Firm.

To ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

For	Against	Abstain	Broker Non-Votes
30,616,312	72,300	639,943	NA

Proposal 9. Adjourn Meeting.

To consider and vote on a proposal to adjourn the annual meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to approve Proposal Nos. 1, 2 and 3.

For	Against	Abstain	Broker Non-Votes
22,673,751	3,906,856	625,353	4,122,595

Item 8.01.	Other Events.

On August 18, 2015, the Company announced voting results relating to the Annual Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description of Exhibit

10.1	Targacept, Inc. 2015 Stock Incentive Plan (incorporated by reference to Annex F to Targacept’s Registration Statement on Amendment No. 3 to Form S-4, as filed with the SEC on July 23, 2015 (Registration No. 333-204423)).*

99.1	Press Release dated August 18, 2015.

*	Includes executive compensation plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TARGACEPT, INC.

Date: August 18, 2015	/s/ Patrick C. Rock
Patrick C. Rock
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.1	Targacept, Inc. 2015 Stock Incentive Plan (incorporated by reference to Annex F to Targacept’s Registration Statement on Amendment No. 3 to Form S-4, as filed with the SEC on July 23, 2015 (Registration No. 333-204423)).*

99.1	Press Release dated August 18, 2015.

*	Includes executive compensation plan or arrangement.